Exhibit L

RECENT DEVELOPMENTS

The information included in this Exhibit L supplements the information about Brazil contained in Brazil’s Annual Report for 2014 on Form 18-K filed with the SEC on September 16, 2015 (“2014 Annual Report’), as amended by Amendment No. 1, and Amendment No.2 thereto and as the 2014 Annual Report may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this Exhibit L replaces such information. Initially capitalized terms not defined in this Exhibit L have the meanings ascribed to them in that annual report. Cross-references in this Exhibit L are to sections in that annual report.

Recent Political Developments

President Dilma Rousseff, President of Brazil since January 2011 and a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”), was reelected in October 2014 for a second term, to run from January 2015 to December 2018. During the October 2014 elections, 513 federal deputies and 27 of 81 senators were elected, taking office in February 2015.

In December 2015, the then president of the Chamber of Deputies, Eduardo Cunha, authorized the opening of impeachment proceedings against President Rousseff based on charges of crimes of malversation (crimes de responsabilidade administrativa) under Law No. 1,079, dated April 10, 1950, involving alleged improprieties in the execution of the national budget.

On April 17, 2016, the Chamber of Deputies authorized the initiation of impeachment proceedings against President Rousseff. Of a total of 513 deputies, 367 deputies voted to initiate the impeachment process, which was more than the required constitutional minimum of 342 votes to pass the measure. There were 137 votes cast against the impeachment, with two absences and seven abstentions. On the following day, the president of the Chamber of Deputies referred the impeachment process to the Senate for consideration.

President Rousseff was suspended from office on May 12, 2016, when the Brazilian Senate voted to hold a trial on impeachment charges against her.

President Rousseff was replaced by Vice-President Michel Temer (Partido do Movimento Democrático Brasileiro, or “PMDB”), who will serve as acting President until the earlier of her acquittal or 180 days. If the Senate convicts President Rousseff, acting President Temer will serve as President until December 2018. Senator Renan Calheiros (PMDB) is the current president of the Senate and Deputy Waldir Maranhão (PP) is the interim president of the Chamber of Deputies.

The Senate’s consideration of the impeachment process involves a number of steps and three separate voting sessions. The steps in the Senate are: (i) creation of a Senate special committee to analyze the impeachment petition referred by the Chamber of Deputies; (ii) submission of the Senate special committee’s decision to a vote of the full Senate - approval at this stage only requires a simple majority, in which case the President would be temporarily suspended from office until the earlier of (a) 180 days after such first vote or (b) until a final decision is rendered by the Senate; (iii) a fact-finding phase, with the Senate special committee issuing another recommendation and submitting it to a second vote of the entire Senate - approval of such recommendation would also require a simple majority, in which case the impeachment trial would begin; (iv) after hearing prosecution and defense witnesses, the Senate renders its final decision by nominal voting in the full Senate - approval of the impeachment requires a qualified majority of at least two-thirds of all Senators. If a qualified majority is obtained, the President is permanently removed from office and the Vice-President assumes the duties of the President. The president of the Chamber of Deputies, the president of the Senate and the president of the Supreme Court, in this order, would be next in the line of presidential succession.

The Senate special committee was formed on April 22, 2016, composed of 21 senators and an equal number of substitute senators. Senators Raimundo Lira (PMDB) and Antonio Anastasia (PSDB) were selected as chair and rapporteur of the committee, respectively. The PMDB previously supported the government while the PSDB is an opposition political party not previously part of the president’s governing coalition. On May 4, 2016, the rapporteur of the committee submitted a report in favor of initiating impeachment proceedings. On May 6, 2016, the Senate special committee voted to continue with the impeachment proceedings, by a vote of 15 to 5 (chair Raimundo Lira abstained). On May 12, 2016, the Senate voted to commence the impeachment trial of President Rousseff by a vote of 55 to 22, with two absences and one abstention, resulting in the temporary removal of President Rousseff from office for a period of up to 180 days while the Senate conducts the remainder of the impeachment proceedings. Vice-President Michel Temer has become the acting President. Upon assuming office, acting President Temer reduced the number of ministries and initiated a complete cabinet reshuffle appointing 22 new ministers and a new Attorney General of the Republic. Among these appointments is Henrique Meirelles, a former President of the Central Bank, who was named as the new Minister of Finance. Additionally, the economist Ilan Goldfajn was nominated as the new president of the Central Bank. Mr. Goldfajn must be approved by the Senate, as required by the Constitution.

In his first speech as acting President, Michel Temer stressed the need to revive the economy, acknowledged the need for adjustments and reforms in labor laws and the pension system, defended the strengthening of the Central Bank, promised to maintain and improve social programs and expressed support for the Lava-Jato Investigation.

On May 12, 2016, acting President Temer issued a provisional measure creating an Investment Partnership Program, to undertake infrastructure projects that are considered high priority for the country. The measure also creates a supervisory board for this program, which will be chaired by the acting President and will include as voting members the Executive Secretary of the program, who will also serve as executive secretary of the board, the Chief of Staff, the Minister of Finance, the Minister of Planning, the Budget and Management, the Minister of Transportation, the Minister of Environment and the president of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

On May 24, 2016, Romero Jucá resigned from his position as the Planning Minister, rejoining the Senate as a senator, because of the release by a Brazilian newspaper, of transcripts of a private conversation in March 2016, with a former senior Petrobras official, in which Mr. Jucá suggests that the Lava-Jato Investigation should be suspended. Mr. Jucá denied the allegations of wrongdoing.

On May 30, 2015, Brazil’s new Minister of Transparency, Surveillance and Control (Ministro da Transparência, Fiscalização e Controle), Fabiano Silveira, resigned his office after a recording was made public of him discussing the ongoing Lava Jato investigation with Renan Calheiros, the President of the Senate, which discussion occurred prior to Mr. Silveira taking office as Minister. In the conversation, Mr. Silveira advised Senator Calheiros on how to defend himself in connection with the investigation.

Lava Jato Investigation

The final report of the Parliamentary Committee of Inquiry (Comissão Parlamentar de Inquérito or “CPI”) of Petrobras, formed as a consequence of the Lava-Jato Investigation, was presented in October 2015. The final report of the CPI did not propose the indictment of any of the parliamentarians cited in connection with the Lava-Jato Investigation, but recommended measures to Petrobras and changes to the current anti-corruption laws, among others, in order to create mechanisms to prevent corruption.

In August 2015, the Attorney General of the Republic filed charges against Deputy Eduardo Cunha, the then president of the Chamber of Deputies, alleging corruption and money laundering between the years 2006 and 2012. Mr. Cunha will also respond to these charges before the Congressional Ethics Board, which has the power to remove him from his position. Because of his position as a sitting Deputy, the charges against Mr. Cunha must be accepted by and judged by the Supreme Court. On March 3, 2016, the Supreme Court referred some of the charges (for the years 2010 and 2011) for trial. In addition, on March 4, 2016, the Attorney General of the Republic filed new charges against Mr. Cunha, alleging the receipt of bribes in bank accounts in Switzerland. On May 4, 2016, the Supreme Court temporarily removed Mr. Cunha from his mandate as a Deputy. Mr. Cunha was notified of the decision and replaced as President of the Chamber of Deputies by the 1st vice-president of the Chamber, Deputy Waldir Maranhão (PP). This decision by the Supreme Court also removed Mr. Cunha from the presidential line of succession.

Deputy Waldir Maranhão is among the 34 members of Congress that Attorney General of the Republic Rodrigo Janot requested in March 2015 that the Federal Supreme Court of Brazil investigate.

In November 2015, the Supreme Court ordered the provisional arrest of Senator Delcidio do Amaral, the former leader of the PT in the Brazilian Senate, on the basis of a request of the Attorney General of the Republic charging Senator Amaral with interfering with the Lava-Jato Investigation and with offering bribes to avoid being connected to the crimes being investigated. On February 19, 2016, the Supreme Court revised its decision and authorized the conditional release of Senator Amaral until it issues its final decision on the charges against him. On March 15, 2016, the Supreme Court accepted a plea agreement with Senator Amaral, which agreement includes providing testimony about other alleged criminal activity. On May 11, 2016, Mr. Amaral was impeached.

On March 4, 2016, the Federal Police questioned former President Luiz Inácio Lula da Silva as part of the Lava-Jato Investigation. On March 9, 2016, prosecutors in São Paulo State charged the former president with crimes related to money laundering and misrepresentation of assets. The judicial proceeding was submitted to the federal court in São Paulo, which held that the proceeding was a part of the Lava-Jato investigation under way in the federal court in Curitiba.

Investigation of Irregularities in the 2014 Presidential Election

PSDB, the opposition party whose candidate (Senator Aécio Neves) was defeated in the 2014 presidential elections, filed a challenge (Ação de Impugnação de Mandato Eleitoral or “AIME”) against the 2014 re-election of President Dilma Rousseff and Vice-President Michel Temer, based on alleged abuse of political and economic power during the elections. In October 2015, the Superior Electoral Court (Tribunal Superior Eleitoral or “TSE”) decided to proceed with an investigation of the case. On April 19, 2016, the tribunal ordered the parties to produce additional evidence. Because the investigation is ongoing, the potential impact on Brazilian political affairs is unknown.

Gross Domestic Product

Brazil is currently in an economic recession, as GDP has been contracting for the last four quarters. Brazil’s GDP contracted 3.8% in 2015, after an expansion of 0.1% in 2014. The agricultural sector grew by 1.8% in 2015, whereas the services sector contracted by 2.7% and the industrial sector contracted by 6.2%, each compared to 2014. On the demand side, gross fixed capital formation and household consumption were the main drivers of the recession in 2015, with the former posting a contraction of 14.1% and the latter declining 4.0% in 2015.

In the quarter-on-quarter comparison, Brazil’s GDP contracted by 1.4% in the fourth quarter of 2015 when compared to the GDP of the third quarter of 2015. In the comparison with the fourth quarter of 2014, GDP contracted by 5.9% the sharpest drop in the time series since it was initiated in 1996 by the Brazilian Institute of Geography and Statistics.

Brazil’s economic performance in 2015 reflected several factors, including the impact of a significant drop in commodity prices in international markets and a lessening in confidence among entrepreneurs and consumers alike. Furthermore, there was a strong retraction in investment, which has been a main source of economic growth, due in part to a contraction in investments by Petrobras. The Federal Government expects that several of these factors will not occur with the same intensity in 2016.

Petrobras has historically been one of the largest investors in Brazil. On average, between 2010 and 2014, Petrobras was responsible for 8.8% of total investments in the country (or about 1.8% of GDP). In its Business and Management Plan (BMP) for the years 2015-2019, released on June 29, 2015, Petrobras announced a reduction of 37% in investments when compared to the BMP for the years 2014-2018, due to the sharp drop in oil prices observed during 2015, with these reductions focused particularly in the refining (downstream) sector. This reduction in investments had a negative impact on the Brazilian economy in 2015 and throughout the petroleum supply chain, especially on civil and mechanical engineering companies.

In 2015, investments decreased by 33% when compared to investments in 2014. According to a study conducted by the Ministry of Finance and released in October 2015, a decrease of approximately 33% of Petrobras investments in 2015 would have a negative impact of approximately U.S.$30 billion, or 1.7% of GDP.

The contractionary monetary policy adopted by the Central Bank because of the misalignment of domestic prices, and the downgrading of the credit rating of Brazil by Standard & Poor’s (S&P) and Fitch Ratings below investment grade, also affected economic performance.

The Federal Government forecasts a contraction in real GDP for 2016 of 2.9%, with the economy stabilizing in the third quarter and returning to growth in the fourth quarter of 2016.

Employment and Wages

For 2015, the group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) had an estimated average unemployment rate of 6.8%, an increase of 2.0% in comparison with 2014 (4.8%).

In February 2016, in a group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre), the unemployment rate was 8.2%, which is higher than the 7.6% rate in January 2016 and higher than the 5.8% rate in February 2015.

With the release of the February 2016 unemployment rate, IBGE will no longer conduct the Monthly Employment Survey. The unemployment rate will be released through the National Survey by Continuous Household Sampling (Pesquisa Nacional por Amostra de Domicílios Contínua or “ PNAD”). The disclosure will provide research data on the evolution of the labor market in Brazil, updated monthly through a 3-month moving average. Three factors were weighed in the choice of the new period: the cost of conducting the survey at the national level; operational complexity involving the collection of information and analyzing the data; and that the monthly employment survey did not show frequent significant variations in labor market indicators.

The unemployment rate for Brazil in the 3-month moving average ended in March 2016 was estimated at 10.9%, staying above the rate of the 3-month moving average ended in December 2015 (9.0%) and also surpassing the rate of the same 3-month moving average for the 3-month period ended March 2015 (7.9%).

The increase in the unemployment rate can be attributed to the generally slower pace of economic activity.

Law No. 13,152, dated July 29, 2015, established the guidelines for minimum wage adjustments from 2016 to 2019 based on inflation and GDP growth. For 2016, the minimum monthly wage is R$880.00, an increase of 11.7% compared to the minimum monthly wage in effect for 2015.

Prices

For 2015, the inflation target was set at 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. The inflation rate measured by the National Extended Consumer Price Index (“IPCA”) was 10.67% in 2015 compared to 6.41% in 2014. As the target set for the IPCA was not met, the president of the Central Bank addressed an Open Letter to the Minister of Finance explaining the reasons for not meeting the target, as required by law. In the letter, the president of the Central Bank indicated that an increase in government controlled prices and the appreciation of the U.S. dollar caused adjustments in relative prices and created significant challenges for the conduct of monetary policy.

For 2016, the inflation target has also been set at 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. However, the Federal Government currently forecasts an IPCA of 7.44% for 2016. In April 2016, the IPCA rose 0.61%, for a cumulative inflation rate of 9.28% over the trailing 12-month period. The main drivers of this result in April 2016 and over the trailing 12-month period are the food and beverage and the health and personal care groups. Collectively, the two groups accounted for 89% of the increase in monthly index.

The inflation rate (as measured by the General Price Index-Domestic Supply (“IGP-DI”)) increased in 2015 to 10.7%, compared to 3.8% in 2014. In April 2016, the inflation rate (as measured by IGP-DI) was 0.36% for a cumulative inflation rate of 10.46% over the trailing 12-month period. The main driver of this result in April 2016 and over the trailing 12-month period was the variation in the fresh food subgroup, which decreased from 10.0% to -0.26%.

Monetary Policy

In its meeting held in April 2016, the Monetary Policy Committee (“COPOM”) unanimously decided to keep the Selic interest rate at 14.25% per year, without any bias for an increase or decrease in its future meetings. In its press release, the committee acknowledged the improvement in containing inflation, especially in limiting secondary effects of relative price adjustments, but stated that it believes that the overall high level of annual inflation and the inflation expectations outside of the targeting regime do not allow for an easing of monetary policy.

The National Monetary Council sets the “TJLP”, or long-term interest rate, on loans issued by Brazil’s Government-controlled development bank, BNDES. Each quarter, the National Monetary Council reviews the TJLP. In March 2016, the National Monetary Council decided to keep the TJLP at 7.5% per annum for the second quarter of 2016, the same rate applied in the first quarter of 2016.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$3.5997 to U.S.$1.00 on May 30, 2016, R$3.9048 to U.S.$1.00 on December 31, 2015, R$2.6562 to U.S.$1.00 on December 31, 2014, R$2.3426 to U.S.$1.00 on December 31, 2013, R$2.0435 to U.S.$1.00 on December 31, 2012, and R$1.8758 to U.S.$1.00 on December 31, 2011.

Principal Sectors of the Economy

Services

As of December 31, 2014, Brazil had approximately 45.0 million active fixed telephone lines and approximately 280.7 million cellular phones, compared to (i) approximately 44.7 million active fixed telephone lines and approximately 271.1 million cellular phones on December 31, 2013; (ii) approximately 44.3 million active fixed telephone lines and approximately 261.8 million cellular phones on December 31, 2012; (iii) approximately 43.0 million active fixed telephone lines and approximately 242.2 million cellular phones on December 31, 2011; and (iv) approximately 42.1 million active fixed telephone lines and approximately 202.9 million cellular phones on December 31, 2010. As of December 31, 2014, 36.5% of households had access to internet services, compared to (i) 35.6% as of December 31, 2013, (ii) 33.3% as of December 31, 2012, (iii) 28.3% as of December 31, 2011 and (iv) 25.4% as of December 31, 2010.

Balance of Payments and Foreign Trade

2015

In the external sector, the current account went through a strong deficit adjustment in 2015. Exchange rate devaluation and balance of trade recovery weighed favorably, in particular in the second half of the year. There was a reduction in the deficit in the services category, with cuts in spending on international travel, as well as a reduction in the deficit of primary income, in particular in the remittance of profits and dividends. The current account balance was financed with sizeable inflows of direct investment and portfolio investment, although a comparison of the figures for December 2014 and December 2015 show that the former fell from U.S.$70.9 billion to U.S.$61.6 billion and the latter from U.S.$38.7 billion to U.S.$22.0 billion.

In 2015, Brazil registered a trade surplus of approximately U.S.$17.7 billion, compared to a trade deficit of approximately U.S.$6.6 billion in 2014. Exports in 2015 totaled U.S.$190.1 billion compared to U.S.$224.1 billion in 2014. Imports totaled U.S.$172.4 billion in 2015, compared to U.S.$230.7 billion in 2014.

Since 2009, the largest market for Brazilian products has been the Chinese market, with exports in 2015 amounting to approximately U.S.$35.6 billion (18.6% of total exports). In 2014, exports to China had amounted to approximately U.S.$40.6 billion (18.0% of total exports). The decrease in the amounts exported to China may be attributed to the economic deceleration in both countries, as well as a decrease in commodity prices. Nevertheless, the percentage of Brazilian exports to China remained stable.

The current account registered a deficit of approximately U.S.$58.9 billion in 2015, compared to a deficit of approximately U.S.$104.2 billion in 2014. In 2015, the services account registered a U.S.$36.9 billion deficit, the primary income account registered a U.S.$42.4 billion deficit and the secondary income account registered a U.S.$2.7 billion surplus. For comparison purposes, in 2014, the services account registered a U.S.$48.1 billion deficit, the primary income account registered a U.S.$52.2 billion deficit and the secondary income account registered a U.S.$2.7 billion surplus. The capital account surplus in 2015 was approximately U.S.$440.2 million, compared to a surplus of U.S.$231.5 million in 2014. Finally, the financial account registered a deficit of approximately U.S.$56.8 billion in 2015, compared to a deficit of U.S.$100.6 billion in 2014.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$368.7 billion on December 31, 2015, compared to U.S.$374.1 billion on December 31, 2014.

In 2015, foreign direct investment into Brazil reached approximately U.S.$75.1 billion, compared to U.S.$96.9 billion in 2014. The drop of foreign direct investment into Brazil is partially attributed to the downgrading of the rating of Brazil by Standard & Poor’s, and Fitch Ratings to below investment grade.

2016

Lower commodity prices may result in a reduction in growth rates and a relative loss of relevance in international trade for commodity exporting economies like Brazil. However, Brazil has been able to partially offset the drop in commodity prices with an expansion of the volume of production. Exports for April 2016 totaled U.S.$15.37 billion, which represents an increase of 5.7% in comparison to March 2016 and of 1.4% in comparison to April 2015. Imports totaled U.S.$10.51 billion in April 2016 and Brazil’s trade surplus increased to U.S.$4.86 billion, a record high since 1989. Nevertheless, exports for the accumulated period from January to April 2016 have decreased in all categories when compared to the same period in 2015: primary goods (-3.1 % to U.S.$25.118 billion), semi-manufactured (-5.4 % to U.S.$8.085 billion) and manufacturing (-1.8 % to U.S.$21.476 billion). Nonetheless, the volume exported increased for all categories in the same period: 23.0% for basic products, 15.7% for semi-manufactured and 12.7% for manufacturing products.

As of April 30, 2016, Brazil’s trade surplus accumulated over the previous 12-month period was approximately U.S.$35.6 billion, compared to an accumulated trade deficit of approximately U.S.$6.1 billion for the 12-month period ended April 30, 2015. Exports accumulated over the 12-month period ended April 30, 2016 totaled approximately U.S.$188.2 billion, compared to exports of approximately U.S.$212.7 billion recorded during the 12-month period ended April 30, 2015. Imports accumulated over the 12-month period ended April 30, 2016 totaled approximately U.S.$152.5 billion, compared to imports of approximately U.S.$218.8 billion recorded for the 12-month period ended April 30, 2015.

The accumulated current account deficit over the 12-month period ended April 30, 2016 was approximately U.S.$34.1 billion, compared to an accumulated deficit of U.S.$99.7 billion over the same period in 2015. Also, over the 12-month period ended April 30, 2016, the services account registered a U.S.$32.0 billion deficit, the primary income account registered a U.S.$40.8 billion deficit, and the secondary income account registered a U.S.$3.1 billion surplus. The accumulated capital account surplus over the previous 12 month period ended April 30, 2016 was approximately U.S.$436.0million and the accumulated financial account deficit over the 12 month period ended April 30, 2016 was approximately U.S.$27.8 billion. As of April 30, 2016, foreign direct investment into Brazil over the previous 12-month period was approximately U.S.$79.9 billion.

Brazil’s international reserves totaled U.S.$375.0 billion on May 27, 2016, up from U.S.$368.7 billion on December 31, 2015.

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Balance of Payments (1)

(in millions of Dollars)

	2011	2012	2013	2014	2015
Current Account	-77,032	-74,218	-74,839	-104,181	-58,882
Balance on Goods	27,625	17,420	389	-6,629	17,670
Exports	255,506	242,283	241,577	224,098	190,092
Imports	227,881	224,864	241,189	230,727	172,422
Services	-37,166	-40,168	-46,372	-48,107	-36,919
Primary Income Balance	-70,475	-54,308	-32,539	-52,170	-42,357
Secondary Income Balance	2,984	2,838	3,683	2,725	2,724
Capital Account (2)	256	208	322	232	440
Financial Account	-79,242	-73,954	-72,696	-100,599	-54,734
Direct Investment	-85,091	-81,399	-54,240	-70,855	-61,576
Net acquisition of financial	16,067	5,208	14,942	26,040	13,498
Net incurrence of liabilities	101,158	86,607	69,181	96,895	75,075
Portfolio Investments	-41,248	-15,826	-32,787	-38,708	-22,047
Net acquisition of financial	-16,856	7,403	8,981	2,820	-3,548
Net incurrence of liabilities	24,392	23,229	41,768	41,527	18,500
Financial derivatives and	-3	-25	-110	1,568	3,450
Other Investments	-11,538	4,396	20,367	-3,436	23,871
Net acquisition of financial	35,790	23,841	39,413	50,667	44,001
Net incurrence of liabilities	47,328	19,444	19,046	54,103	20,130
Reserve Assets	58,637	18,900	-5,927	10,833	1,569
Net Errors and Omissions	-2466	57	1,821	3,351	3,708

(1)	These figures were calculated in accordance with the methodology set forth in the IMF BPM6.
(2)	Includes migrant transfers.

Source: Central Bank

According to preliminary figures for April 2016, China is still the largest market for Brazilian products, with a total amount of exports from Brazil to China of U.S.$4.5 billion, an increase of 24.1% in comparison to April 2015, mostly due to increases in exports of soy beans, meats, copper cathodes, airplanes, energy panels, aluminum and cut lumber.

The Financial System

As of December 31, 2015, the Government estimates that the level of reserves against default by Brazilian public and private banks remains adequate, as demonstrated by the Solvency Index (Índice de Cobertura da Inadimplência or “ICI”), because such reserves are approximately 81% higher than the defaults at private banks and 56% higher than the defaults at public banks. Such reserves against default for the Brazilian Financial System (Sistema Financeiro Brasileiro or “STN”) are also considered adequate as per other indicators, such as the ratio of reserves and loans write-offs after twelve months, with reserves approximately 75% higher as of December 31, 2014 and the ratio of reserves to high risk loan portfolios (ratings E to H), with reserves approximately 3.6% higher than high risk loan portfolios as of December 31, 2015.

As of April 2016, the rate of financial system credit operations in arrears greater than 90 days (ratings E to H) was 3.7%, representing an increase of 0.2% stability in relation to March and an increase of 0.7% as compared to April 2015.

Public Finance

2015

The Budgetary Guidelines Law (“LDO”) for 2015 had originally established a primary balance target of R$66.3 billion (1.1% of GDP) for the consolidated public sector, with R$55.3 billion (0.95% of GDP) for the Central Government. To meet this target, the Central Government pursued a series of measures to adjust revenue and expenditures during the first half of the year. There was also a clear reversal of the credit stimulus policy offered by public banks, as the National Treasury did not transfer either bonds or cash to these institutions during the year.

However, the significant reduction of tax receipts and contributions, and the dynamics of mandatory expenditures, which increased in the period, led the government in mid-July to change the 2015 fiscal target to 0.15% of GDP. As the economic scenario presented a more pronounced cooling of economic activity and with the decision by the Federal Court of Accounts (Tribunal de Contas da União, or “TCU”) that required the payment of R$55.6 billion in liabilities for the delay of reimbursement in social programs and subsidies payments, the LDO had to be amended to adjust the fiscal target. The amendment was approved by Congress in December 2015, and allowed a primary deficit of R$48.9 billion for the Public Sector and authorized the Central Government to undertake a deficit of up to R$119.9 billion (2% of GDP), after including the payment of liabilities required by the TCU.

During its review of the annual audited accounts presented by President Rousseff for 2014, in April 2015 the TCU deemed the Federal Government’s delay in reimbursing certain Brazilian financial institutions controlled by the Federal Government for social programs and subsidies payments illegal under the Fiscal Responsibility Law. The TCU further determined that the delayed payments should be funded from budget resources, but made no determination as to whether the payment of such amounts should be made in a single installment or in several installments over a particular period. To comply with this decision, the National Treasury Secretariat decided to pay a total amount of R$72.4 billion of liabilities during 2015. Of this amount, R$55.6 billion relate to the TCU’s decision and the remaining R$16.8 billion relate to expenses incurred in 2015. The TCU also recommended the rejection by the National Congress of the 2014 presidential accounts. The final decision whether to accept or reject the presidential accounts rests with the Congress.

The public sector registered a primary deficit of R$111.2 billion (1.9% of GDP) and a nominal deficit of R$613.0 billion (10.3% of GDP) in 2015, compared to a primary deficit of R$32.5 billion (0.6% of GDP) and a nominal deficit of R$343.9 billion (6.0% of GDP) in 2014.

Brazil’s accumulated social security system deficit totaled R$85.8 billion in 2015, an increase of 51.4% in real terms compared with 2014, when the deficit totaled R$56.7 billion.

2016

The 2016-2019 Multi-Year Plan (the 2016-2019 Plano Plurianual or “PPA”), Law Nº 13,249, dated January 13, 2016, sets government priorities for the 2016-2019 four-year period and contains the guidelines, goals and targets of the Federal Government for capital expenditures and other expenditures, including for on-going programs.

Governmental planning for the four years included in the PPA, as presented in the “Programs, Objectives, Targets and Initiatives” Section, suggested an investment of over R$8.2 trillion. The resources to finance the plan are to come from the Annual Budget, the State-Owned Companies Investment Budget and Extra Budget Funds (tax waivers, State-Owned Companies global expenditures plans, Government Credit Agencies and Public Private Partnerships).

The LDO for 2016, Law No. 13,242, dated December 30, 2015, initially set a primary balance target of R$30.6 billion (approximately 0.5% of estimated GDP) for the consolidated public sector in 2016. The LDO, however, was amended to adjust the fiscal target due to the deterioration of the economy. The amendment was approved on May 24, 2016 and allows for a primary balance deficit of R$ 163.9 billion (approximately 2.64% of estimated GDP) for the consolidated public sector in 2016 the largest Brazilian primary deficit since the series was initiated in 2001. Of this amount, the Central Government is allowed a deficit of R$ 170.5 billion (approximately 2.75% of estimated GDP) while regional governments are expected to reach a R$6.6 billion primary surplus. For 2017 and 2018, the primary balance targets are 1.3% of GDP and 2.0% of GDP, respectively. The law estimates that the public sector net debt, including recognition of liabilities , will reach 43.9% of GDP in 2016, 44.3% of GDP in 2017, and 43.5% of GDP in 2018. As of May 2016, the macroeconomic parameters contemplated by the amendment assume a projected contraction of GDP of 3.8% for 2016 , and GDP growth of 1.0% for 2017, and 2.9% for 2018.

The Budget for 2016, Law No. 13,255, dated January 14, 2016, assumes total revenue of R$3.1 trillion for 2016. According to the law, revenue to be derived from fiscal revenues will amount to R$1.4 trillion, social security revenues will amount to R$643.1 billion, and Federal Public Debt refinancing will amount to R$885.0 billion. The budget for 2015 assumed total revenue of R$3.0 trillion.

In February 2016, the Federal Government announced a spending freeze of R$23.4 billion (0.4% of GDP). The Rousseff government had intended to seek an amendment to the LDO for 2016 to allow up to R$84.2 billion to be deducted from the current target in case revenues fall short of expectations. As a consequence, according to the new proposal, the R$24.0 billion (0.39% of GDP) Central Government primary balance target initially approved could turn into a R$60.2 billion (0.97% of GDP) primary deficit. Other measures under consideration by the Rousseff government included Social Security reform and a control mechanism for public spending with automatic triggers.

For March 2016, the public sector registered a primary deficit of R$10.6 billion, compared to the R$239 million surplus registered in March 2015. For the 12-month period ended March 31, 2016, the accumulated deficit was R$136.0 billion (2.3% of GDP).

The consolidated public sector nominal deficit was R$10.0 billion in March 2016, compared to the R$69.2 billion deficit registered in March 2015. For the 12-month period ended March 31, 2016, the deficit was R$579.3 billion (9.7% of GDP).

The deficit in Brazil’s social security system increased by R$10.3 billion in March 2016, which represents an increase of 57.2% in real terms compared to the same month in 2015. For the 12-month period ended March 31, 2016, the deficit in Brazil’s social security system totaled R$96.7 billion.

Decree No. 8,616, dated December 29, 2015, provides regulations to provisions of Complementary Law No. 148, dated November 25, 2014, which authorized changing the benchmark index used to calculate the interest that regional governments pay on debt to the Federal Government. Starting on January 1, 2013, the new terms would allow regional governments’ debts to be adjusted by the IPCA plus 4% per year, or by the Central Bank’s Selic benchmark overnight rate, whichever is lower. Previously the debts were adjusted by the country’s IGP-DI plus 6.0% to 9.0% per year. The law also allows the Federal Government to readjust regional government debts back to the date each State or Municipality signed a debt-renegotiation deal with the central government. However, the retroactive adjustment of debt can only be made using the Selic index.

After issuing Decree No. 8,616, the Federal Government started renegotiating regional governments’ debts. The renegotiation is still ongoing. However, during the renegotiation process, the Supreme Court granted an injunction (initially granted to the State of Santa Catarina and later extended to other States - Rio de Janeiro, Sergipe, São Paulo, Pará, Minas Gerais, Mato Grosso do Sul, Rio Grande do Sul and Goiás) based on the claim of these States that the rebate calculation pursuant to art. 3 of the complementary law should be carried out using simple capitalization of the Selic index, despite the law’s express use of “an accumulated variation” of the Selic rate.

If the Supreme Court’s ruling is in favor of the States, then the debt of the States to the Federal Government could be reduced by more than 90%, from R$427.4 billion to R$41.9 billion, assuming figures as of December 2015. In addition, the federal government would no longer be a creditor, but a debtor in relation to the majority of the States in an estimated amount of approximately R$17 billion. The estimated impact of the reduction in monthly flows to fiscal results would also be significant. The Federal Government is working to overturn the injunction. On April 27, 2016, the Supreme Court extended the injunction and suspended judgment on the merits for a period of 60 days.

On May 16, 2016, acting President Michel Temer determined the creation of a working group to discuss proposals for a pension system reform. The working group has an operating deadline of 30 days to provide its proposals.

On May 17, 2016, a working group of the National Treasury Secretariat was created to improve the method of calculating fiscal results (primary and nominal), to standardize such methods for all federal entities and to align the results more closely with the evolution of net debt and the balance sheet of the federal entities. The working group has an operating deadline of 180 days and was created in order to address a decision of the TCU.

On May 24, 2016, acting President Michel Temer announced a series of measures with potential impacts on the fiscal accounts. The majority of the measures needs Congressional approval and a few of them require constitutional amendments. The measures proposed are: (i) a ceiling for growth in public spending; (ii) no increases to the nominal amount of subsidies; (iii) BNDES will pay back R$ 100 billion to the Treasury over a term of two years; (iv) transfer of the remaining amounts deposited in the sovereign wealth fund to the National Treasury; (v) technical criteria for the selection of managers for public-sector funds and entities; and (vi) elimination of the requirement that Petrobras’s has to have a share of at least 30% in all new investments in the pre-salt layer.

Public Debt

In January 2016, the Brazilian National Treasury released the Annual Public Debt Report 2015 and the Annual Borrowing Plan 2016. The Annual Public Debt Report 2015 presents the Federal Public Debt (“FPD”) results for 2015 and discusses how the public debt was managed throughout the year, using as a reference the guidelines and targets set forth in the Annual Borrowing Plan 2015. The report also describes Brazil’s macroeconomic environment, as well as the achievements of the National Treasury and Treasury Direct (an internet based retail sales program) in 2015. The Annual Borrowing Plan 2016 (“ABP 2016”) sets forth the goals of the National Treasury and presents the objectives, guidelines and targets to be pursued during the year. The objectives and guidelines are as follows:

•	gradually replace floating rate bonds with fixed rate or inflation-linked instruments;

•	consolidate the share of exchange rate-linked instruments of the outstanding debt, in accordance with long term limits;

•	smooth the maturity structure, with special attention to short-term debt;

•	increase the average maturity of the outstanding debt;

•	develop the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets);

•	increase the liquidity of federal public securities on the secondary market;

•	broaden the investor base; and

•	improve the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The ABP 2016 targets total public debt within a band of R$3.1 trillion and R$3.3 trillion, up from R$2.8 trillion in 2015. The target composition for the year 2016 contemplates fixed rate debt between 31.0% and 35.0% of total debt, compared to 39.4% in 2015; inflation-indexed debt between 29.0% and 33.0%, compared to 32.5% in 2015; floating rate debt between 30.0% and 34.0%, compared to 22.8% in 2015; and foreign exchange indexed debt between 3.0% and 7.0%, compared to 5.3% in 2015. The percentage of debt falling due within 12 months is targeted between 16.0% and 19.0%, compared to 21.6% in 2015; and the average term is targeted to increase to between 4.5 and 4.7 years, compared to 4.6 years in 2015.

In 2015, the National Treasury followed the basic guidelines detailed in its Annual Borrowing Plan (“ABP 2015”). These guidelines include lengthening the short term of FPD, and maintaining short-term maturities at prudent levels. Additionally, the strategy adopted by the National Treasury was aimed at ensuring that, in light of the unfavorable market conditions cited above, FPD composition would not significantly distance itself from its trajectory towards an optimum structure. Nevertheless, this effort has not prevented a temporary deviation of the structure from the public debt targets set in ABP 2015.

The National Treasury had to reassess the premise of its strategic planning for the short term FPD, which led to the revision of the limits for the 2015 FPD stock from R$2.45 billion to R$2.60 billion to R$2.65 billion to R$2.80 billion. The other limits of FPD indicators, established in the ABP 2015, were not revised.

During the first half of 2015, as foreseen in the ABP 2015, the National Treasury issued volumes higher than its borrowing requirements with the objective of reducing excess liquidity in the financial system, represented by the stock of repo operations in the market. Derived from the stock limit adjustment, the achievement of greater volumes of issuances also resulted in an expansion of the cushion available for public debt management.

As a consequence, although the target composition contemplated by the ABP 2015 had foreseen fixed rate debt between 40.0% and 44.0% of total debt; inflation-indexed debt between 33.0% and 37.0%; and floating rate debt between 17.0% and 22.0%, these targets were not met. The actual results were 39.4% of fixed rate debt; 32.5% of inflation-indexed debt; and 22.8% of floating rate debt.

Brazil’s General Government Gross Debt (GGGD or DBGG) totaled R$3,927.5 billion (66.2% of GDP) as of December 31, 2015, compared to R$3,252.4 billion (57.2% of GDP) as of December 31, 2014. Brazil’s Net Public Sector Debt (NPSD or DLSP) totaled R$2,136.9 billion (36.0% of GDP) as of December 31, 2015, compared to R$1,883.1 billion (33.1% of GDP) as of December 31, 2014.

On February 29, 2016, Brazil’s Net Public Sector Debt (NPSD or DLSP) totaled R$2,186.8 billion (36.8% of GDP), and Brazil’s General Government Gross Debt (GGGD) totaled R$4,017.3 billion (67.6% of GDP).

On April 30, 2016, Brazil’s domestic federal public debt (DFPD or DPMFi) totaled approximately R$2,670.2 trillion, up from R$2,333.8 trillion on April 30, 2015. Brazil’s external federal public debt (EFPD or DPFe) totaled R$129.6 billion on April 30, 2016, up from R$117.7 billion on April 30, 2015. The federal floating rate (Selic rate) debt increased to R$732.4 billion (26.2% of FPD) on April 30, 2016, from R$492.4 billion (20.1% of FPD) on April 30, 2015, while fixed rate debt decreased to R$965.3 billion (34.5% of FPD) on April 30, 2016, from R$973.0 trillion (39.7% of FPD) on April 30, 2015.

The average maturity of Brazil’s federal public debt in April 2016 was 4.8 years, compared to 4.7 years in April 2015. Approximately R$528.0 billion, or 18.9%, of the total federal public debt outstanding as of April 30, 2016 is scheduled to mature on or before April 30, 2017. From 2008 to 2015, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing EFPD Buyback Program that started in January 2007. The main goal of the EFPD Buyback Program is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, repurchases have amounted to approximately U.S.$19.2 billion in principal amount.

The Brazilian sovereign external debt credit ratings have recently been revised by all three major agencies: Standard & Poor’s, Fitch Ratings and Moody’s Investor Service. The current government bond ratings of Brazil are: (i) “BB” with a negative outlook, according to Standard & Poor’s; (ii) “BB” with a negative outlook, according to Fitch Ratings; and (iii) “Ba2” with a negative outlook, according to Moody’s Investors Service.

The following is a summary of the evolution of Brazil’s credit risk rating throughout the recent years.

In March 2014, Standard & Poor’s lowered Brazil’s long-term foreign currency sovereign credit rating from BBB to BBB- and the outlook was changed to stable, from the previous negative outlook. In March 2015, Standard & Poor’s affirmed its ‘BBB-’ long-term foreign currency sovereign credit rating and its ‘BBB+’ long-term local currency rating on Brazil. The outlook on long-term credit ratings remained stable. In July 2015, Standard & Poor’s affirmed its investment grade rating of ‘BBB-’ for long-term foreign currency sovereign credit and of ‘BBB+’ for long-term local currency, but changed the outlook on Brazil’s long-term foreign currency sovereign credit rating from stable to negative. In September 2015, Standard & Poor’s downgraded Brazil’s long-term sovereign debt rating to “BB+” and the long-term local currency rating to “BBB-” with a negative outlook. On February 17, 2016, Standard & Poor’s downgraded Brazil’s long-term sovereign debt rating to “BB” and the long-term local currency rating to “BB+” with a negative outlook.

In April 2015, Fitch Ratings affirmed its investment grade rating of “BBB” with a negative outlook. On October 15, 2015, Fitch Ratings downgraded Brazil´s foreign and local currency ratings to “BBB-” and the outlook was changed from stable to negative. In December 2015, Fitch Ratings downgraded Brazil’s foreign and local currency ratings to “BB+” and kept a negative outlook. On May 5, 2016, Fitch Ratings downgraded Brazil’s foreign local currency to “BB” from “BB+”. The outlook remains negative.

In September 2014, Moody’s Investors Service affirmed Brazil’s “Baa2” government bond rating but changed the outlook from stable to negative. On August 11, 2015, Moody’s Investors Service downgraded Brazil’s government bond rating to “Baa3” with a stable outlook. On December 9, 2015, Moody’s Investors Service placed Brazil’s Baa3 issuer and bond ratings on review for downgrade. On February 24, 2016, Moody’s Investors Service downgraded Brazil’s issuer and bond ratings to Ba2 and changed the outlook to negative.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk, some of which are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. We disclose these changes in ratings because, though we have no control over ratings, they are important to our ability to obtain the financing that we need on terms that are favorable to us. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

Since December 31, 2014, Brazil has completed an offering of U.S.$1,500,000,000 aggregate principal amount of its 6.000% Global Bonds due 2026, on March 17, 2016.

Environmental Matters

In November 2015, the breach of two dams—Fundão and Santarém—in the city of Mariana, Minas Gerais State, devastated the region. The company responsible for the dams, Samarco Mineração S.A. (“Samarco”), is a mining company the shares of which are owned by the Brazilian company Vale S.A. and the Australian company BHP Billiton Ltd. On November 16, 2015, Samarco signed a Preliminary Commitment Agreement with the Public Ministry of the State of Minas Gerais and the Federal Public Ministry to allocate R$1 billion to guarantee funding for emergency and preventive measures destined to mitigate, remediate and compensate environmental and socio-environmental damages arising from this accident. The Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”) has imposed R$250 million in fines against Samarco for environmental damage.

On March 2, 2016, an agreement was signed among Samarco, Vale, BHP Billiton, the Federal Government and the State governments of Minas Gerais and Espírito Santo defining the creation of a business law foundation that will be responsible for the social, environmental and economic recovery programs of the regions affected by the breach of the Fundão dam. The foundation will be maintained with funds from Samarco and will develop and execute programs in two main areas: socio-economic and socio-environmental.

On May 5, 2016, Samarco agreed to pay R$20 billion over 15 years to cover and repair damage by the breaches.

Other

On October 30, 2015, the OECD’s Country Risk Classification of Brazil to the Arrangement on Officially Supported Export Credits was downgraded from 3 to 4. The country risk classifications of the Participants in the Arrangement on Officially Supported Export Credits (the “Arrangement”) are produced solely for the purpose of setting minimum premium rates for transactions supported according to the Arrangement and they are made public so that any country that is not an OECD Member or a Participant in the Arrangement may observe the rules of the Arrangement if they so choose. The country risk classifications are not sovereign risk classifications and should not, therefore, be compared with the sovereign risk classifications of private credit rating agencies (CRAs).